

March 9, 2011

Attn: David Bychkov C.E.O.
Exmovere Holdings, Inc.
1600 Tysons Blvd., 8th Floor
McLean, VA 22102

> **Re:** **Exmovere Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 28, 2011**
> **File No. 000-52713**

Dear Mr. Bychkov:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to our prior comment and note that you now consider your company to be a voluntary filer. Please note that issuers that file on a voluntary basis must comply with Exchange Act provisions whether or not a Form 15 has been filed. As such, we reissue the comment. We note on February 23, 2011, you engaged the accounting firm of GregoryScott, LLP to audit your year ended December 31, 2010 financial statements, and that GregoryScott, LLP is not registered with the Public Company Accounting Oversight Board (PCAOB). You must engage a new accountant that is publicly registered with the PCAOB to perform audit work for the company or demonstrate to us how GregoryScott LLP complied with such registration requirements. Once you engage a new accountant that is PCAOB registered, please file a new Item 4 Form 8-K and provide all of the disclosures required by Item 304 of Regulation S-K regarding the engagement of GregoryScott, LLP, which should include an Exhibit 16 letter from GregoryScott, LLP.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies

David Bychkov
Exmovere Holdings, Inc.
March 9, 2011
Page 2

of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3774.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Staff Accountant